Exhibit 21.1

CAPITAL SOUTHWEST CORPORATION
List of Subsidiaries

Name of Subsidiary	State of Incorporation

Balco, Inc.	Delaware
CapStar Holdings Corporation	Nevada
Discovery Alliance	Texas
Humac Company	Texas
Media Recovery, Inc.	Nevada
The RectorSeal Corporation	Delaware
The Whitmore Manufacturing Company	Delaware